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14049722

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC Mail Processing Section
MAR 04 2014
Washington DC
404

SEC FILE NUMBER
8-48382

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Greenberg Financial Group

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4511 N. Campbell Ave. #255
(No. and Street)

Tucson (City) Arizona (State) 85718 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Susan Maxwell (520) 544-4909
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Clifton Larson Allen LLP
(Name – *if individual, state last, first, middle name*)

335 N. Wilmot Road, Suite 300 (Address) Tucson (City) Arizona (State) 85711 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OD 6/4/14

OATH OR AFFIRMATION

I, Dean Greenberg, swear (or affirm) that, to the best (my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Greenberg Financial Group of December 31, 2013, are true and correct. I further swear (or affirm) tha neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

Notary Public State of Arizona
Pima County
Trish Ann Hockenbury
My Commission Expires 06/19/2015

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CliftonLarsonAllen

CliftonLarsonAllen LLP
CLAconnect.com

Independent Auditors' Report

Board of Directors
Greenberg Financial Group, Inc.
Tucson, Arizona

We have audited the accompanying financial statements of Greenberg Financial Group, Inc., which comprise the statement of financial condition as of December 31, 2013, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended, and the related notes to the financial statements that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Greenberg Financial Group, Inc. as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedule I and II required by Rule 17a-5 under the Securities Exchange Act of 1934 and the Statement Pertaining to Exemptive Provisions Under 15c3-3(k) is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

CliftonLarsonAllen LLP

Tucson, Arizona
February 27, 2014

GREENBERG FINANCIAL GROUP, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2013

ASSETS

ASSETS		
Cash and cash equivalents	$	167,445
Receivable from broker-dealer		12,446
Employee advances		2,732
Property and equipment, net		6,791
Cash surrender value of life insurance, net		303,170
Dain Rauscher correspondence deposit		35,762
TOTAL ASSETS	$	528,346

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES		
Accounts payable	$	19,201
Accrued payroll and related taxes		21,780
Retirement plan payable		27,924
Line of credit		15,000
Stock redemption agreements, due within one year		30,000
Total liabilities		113,905
STOCKHOLDERS' EQUITY		
Common stock, no par value; 1,000,000 shares authorized, 10,000 shares issued and 8,667 outstanding		267,319
Treasury stock		(24,000)
Retained earnings		171,122
Total stockholders' equity		414,441
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	528,346

The accompanying notes are an integral part of the financial statements.